UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             Edgecliff Holdings, LLC
                         Casuarina Cayman Holdings Ltd.
                            Edgecliff Management, LLC
                        1994 William J. Yung Family Trust
                                   Joseph Yung
                                 William J. Yung
            The 1998 William J. Yung and Martha A. Yung Family Trust
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                 April 18, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Edgecliff Holdings, LLC ("Edgecliff"), Casuarina Cayman Holdings Ltd. ("Casuarina"), Edgecliff Management, LLC ("Management"), the 1994 William J. Yung Family Trust (the "1994 Trust"), William J. Yung, Joseph Yung, and The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D filed by certain of the Reporting Persons on October 19, 1999, as amended by Amendment No. 1 filed on November 12, 1999, as amended by Amendment No. 2 filed on November 16, 1999, as amended by Amendment No. 3 filed on November 22, 1999, as amended by Amendment No. 4 filed on December 29, 1999, as amended by Amendment No. 5 filed on January 18, 2000, and as amended by Amendment No. 6 filed on April 7, 2000 (the "Schedule 13D"), in respect of the common stock, par value $.01 per share, of Lodgian, Inc., a Delaware corporation ("Lodgian"), as set forth below.

Item 4.  Purpose of Transaction.

         The information below supplements the information previously reported in Item 4.

         On April 18, 2000, Edgecliff delivered formal notice to Lodgian in accordance with the requirements of Lodgian's by-laws (the "Notice") of its intention to nominate candidates for election to Lodgian's Board of Directors at Lodgian's 2000 Annual Meeting of Stockholders (the "Annual Meeting") who, subject to their fiduciary duties to Lodgian's stockholders, are expected to strongly advocate a sale of Lodgian to the highest bidder, whether to the Reporting Persons or to any other party offering an acquisition proposal deemed to be superior. The Notice also sets forth Edgecliff's intent to present a stockholder proposal at the Annual Meeting intended to deter the current members of the Board from amending Lodgian's by-laws in a manner that would create obstacles to the consummation of such an acquisition. The above description of the Notice is qualified in its entirety by reference to the Notice, a copy of which is attached hereto as Exhibit 12 and is incorporated herein by reference.

         Also on April 18, 2000, Edgecliff filed a preliminary proxy statement with the Securities and Exchange Commission (the "Preliminary Proxy Statement") to be used in connection with the solicitation of proxies from Lodgian's stockholders to be used at the Annual Meeting in support of its candidates for election to Lodgian's Board of Directors and its stockholder proposal as described above. A copy of the Preliminary Proxy Statement is attached hereto as
Exhibit 13 and is incorporated herein by reference.

         Also on April 18, 2000, Edgecliff, in accordance with its rights under Delaware law, delivered to Lodgian a letter demanding the right to inspect and to make copies of certain of Lodgian records, including a list of the names and addresses of all holders of common stock of Lodgian (the "Stockholder Request Letter"). A copy of the Stockholder Request Letter is attached hereto as Exhibit 14 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index incorporated by reference in Item 7 of the Schedule 13D is hereby supplemented by adding the following to the end thereof.

         12 Notice of Edgecliff Holdings, LLC to Lodgian, Inc., dated April 18, 2000

         13 Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on April 18, 2000.

         14 Stockholder Request Letter to Lodgian, Inc. from Edgecliff Holdings, LLC, dated April 18, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2000

                                            EDGECLIFF HOLDINGS, LLC


                                            By: /s/ William J. Yung
                                                -------------------
                                                Name:  William J. Yung
                                                Title: President


                                            CASUARINA CAYMAN HOLDINGS LTD.


                                            By: /s/ William J. Yung
                                                -------------------
                                                Name:  William J. Yung
                                                Title: President


                                            EDGECLIFF MANAGEMENT, LLC


                                            By: /s/ William J. Yung
                                                -------------------
                                                Name:  William J. Yung
                                                Title: President


                                            1994 WILLIAM J. YUNG FAMILY TRUST

                                            By: The Fifth Third Bank,
                                                as Trustee

                                                By: /s/ Timothy A. Rodgers
                                                    ----------------------
                                                    Name:  Timothy A. Rodgers
                                                    Title: Trust Officer

                                            /s/ Joseph Yung
                                            ---------------
                                            Joseph Yung


                                            /s/ William J. Yung
                                            -------------------
                                            William J. Yung


                                            THE 1998 WILLIAM J. YUNG AND MARTHA
                                            A. YUNG FAMILY TRUST

                                            By: The Fifth Third Bank,
                                                as Trustee

                                                By: /s/ Timothy A. Rodgers
                                                    ----------------------
                                                    Name:  Timothy A. Rodgers
                                                    Title: Trust Officer